Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291797

Amendment No. 1 to Prospectus Supplement dated April 28, 2026

(to Prospectus dated December 9, 2025)

U-BX Technology Ltd.

15,166,668 Units
with each Unit consisting of one Class A Ordinary Share and one Warrant to purchase 0.3 Class A Ordinary Share
15,166,668 Class A Ordinary Shares included in the Units
15,166,668 Warrants to Purchase up to 4,550,002 Class A Ordinary Shares
4,550,002 Class A Ordinary Shares Issuable upon Exercise of the Warrants

This Amendment No. 1 (the “Amendment”) is filed for the sole purpose of correcting an inadvertent error on the cover page of the Prospectus Supplement dated April 28, 2026 (the “Prospectus Supplement”) relating to the offering of Units, each Unit consisting of one Class A Ordinary Share, par value $0.0016 per share, and one Warrant to purchase 0.3 Class A Ordinary Share. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying base prospectus dated December 9, 2025. Except as specifically amended and restated herein, all other information in the Prospectus Supplement remains unchanged.

The cover page of the Prospectus Supplement is hereby amended and restated in its entirety as follows:

PROSPECTUS SUPPLEMENT
(To prospectus dated December 9, 2025)

U-BX Technology Ltd.

15,166,668 Units
with each Unit consisting of one Class A Ordinary Share and one Warrant to purchase 0.3 Class A Ordinary Share
15,166,668 Class A Ordinary Shares included in the Units
15,166,668 Warrants to Purchase up to 4,550,002 Class A Ordinary Shares
4,550,002 Class A Ordinary Shares Issuable upon Exercise of the Warrants

We are offering on a best-efforts basis 15,166,668 units (the “Units”), each Unit consisting of (i) one Class A Ordinary Share, par value $0.0016 per share (the “Class A Ordinary Shares”) and (ii) one warrant to purchase 0.3 Class A Ordinary Share (each, a “Warrant”, and collectively, the “Warrants”). Each Warrant includes an Alternative Cashless Exercise feature (the “Zero Exercise Price Option”) pursuant to which a holder may receive 0.3 Class A Ordinary Share per Warrant for no additional consideration, with the number of shares issuable to each holder rounded up to the nearest whole share. The Warrants are subject to a cap of the maximum aggregate number of Warrant Shares issuable upon exercise of all Warrants (including pursuant to the Zero Exercise Price Option), which is a number equal to 30% of the total Shares sold in the Offering (plus any shares resulting from rounding up fractional shares) (the “Warrant Cap”).

The Warrants are not exercisable for a “zero exercise price”. Rather, the Zero Exercise Price Option is an alternative settlement mechanism that results in the issuance of 0.3 Class A Ordinary Share per Warrant without any cash payment to the Company.

We are offering the Units at the public offering price of $0.30 per Unit (the “Offering”). We are also registering 4,550,002 Class A Ordinary Shares underlying the Warrants (the “Warrant Shares”) in connection with the Zero Exercise Price Option. Each Warrant will have an initial exercise price equal to the public offering price per Unit, which is $0.30 per Class A Ordinary Share, subject to anti-dilution adjustments as described in the Warrant. The Warrants will be exercisable beginning on the date of issuance and ending on the one-year anniversary of the issuance date.

The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares can be purchased in this Offering only with the accompanying Warrants as part of the Units, but the component parts of the Units will be immediately separable and issued separately in this Offering. The Warrants are transferable by the holders thereof, subject to applicable securities laws.

If at the time of exercise of the Warrants, there is no effective registration statement available, holders may elect a “cashless exercise” to receive the number of Class A Ordinary Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where (A) is the market price determined by formulas under the Warrants; (B) is the exercise price of the Warrants; and (X) is the number of shares underlying the Warrant. In addition, and regardless of registration status, holders may also elect the Zero Exercise Price Option at any time. Under this option, a holder may receive 0.3 Class A Ordinary Share per Warrant for no additional consideration, in lieu of paying the cash exercise price. Because this option provides a greater number of shares than a standard cashless exercise formula, we anticipate holders will exclusively utilize this option. Consequently, we do not expect to receive any cash proceeds from the exercise of the Warrants.

The Warrants are subject to a Warrant Cap of the maximum aggregate number of Class A Ordinary Shares that may be issued upon exercise of all Warrants (including pursuant to the Zero Exercise Price Option), which is a number equal to 30% of the total Shares sold in the Offering (plus any shares resulting from rounding up fractional shares). Once the Warrant Cap is reached, no further Warrants may be exercised, and any unexercised Warrants shall terminate and become void.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “UBXG.” The last reported sale price of our Class A Ordinary Shares on the Nasdaq Capital Market was $0.98 per share. There is no established public trading market for the Warrants, and we do not intend to list the Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Warrants will be limited. We are also registering the Class A Ordinary Shares issuable upon exercise of the Warrants and anticipate that such Class A Ordinary Shares will trade on the Nasdaq Capital Market.

As of March 31, 2026, the aggregate market value of our outstanding common equity held by non-affiliates (our “public float”) was approximately $75.3 million, based on 22,554,106 Class A Ordinary Shares held by non-affiliates and a closing price of $3.34 per share. Because our public float exceeds $75 million, we are eligible to use Form F-3 under General Instruction I.B.1 and are not subject to the one-third limitation of General Instruction I.B.5.

We have engaged FT Global Capital, Inc. as our lead placement agent and Kingswood Capital Partners, LLC as our co-placement agent (together, the “Placement Agents”) to use their reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agents have no obligation to purchase and are not purchasing or selling the securities offered by us, and are not required to arrange for the purchase or sale of any specific number or dollar amount of our securities, but will use their reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. Because there is no minimum offering amount required as a condition to closing, the actual offering amount, Placement Agents’ fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agents the fees set forth in the table below and to provide reimbursement of certain expenses and certain other compensation. See “Plan of Distribution” in the Prospectus Supplement for more information regarding these arrangements. See “Risk Factors” on page S-6 of the Prospectus Supplement and in our 2025 Annual Report on Form 20-F, incorporated herein by reference.

We estimate total offering expenses, excluding placement agent fees, at approximately $476,750. After deducting agent fees and estimated expenses, we expect net proceeds of approximately $4,073,250. See “Plan of Distribution” on page S-17 in the Prospectus Supplement.

	Per Unit	Total
Public offering price	$0.30	$4,550,000
Placement Agents’ fees(1)	$0.0255	$386,750
Proceeds, before expenses, to us	$0.02745	$4,163,250

(1)	In connection with this offering, we have agreed to pay to the placement agents a cash fee equal to 8.5% of the gross proceeds received by us in the offering. In addition to the cash fees set forth above, we have also agreed to reimburse the FT Global Capital, Inc., as lead placement agent for its non-accountable expenses up to $35,000 and its legal expenses related to the offering of up to $55,000 in connection with its engagement as placement agent. See “Plan of Distribution” in the Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors“ beginning on page S-6 of the Prospectus Supplement and the documents incorporated by reference into the Prospectus Supplement for a discussion of information that you should consider in connection with an investment in our Class A ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment to Prospectus Supplement or the Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

FT Global Capital, Inc.	Kingswood Capital Partners, LLC
Lead Placement Agent	Co-Placement Agent

All other provisions of the Prospectus Supplement not expressly amended by this Amendment remain in full force and effect.

U-BX Technology Ltd.

15,166,668 Units
with each Unit consisting of one Class A Ordinary Share and one Warrant to purchase 0.3 Class A Ordinary Share
15,166,668 Class A Ordinary Shares included in the Units
15,166,668 Warrants to Purchase up to 4,550,002 Class A Ordinary Shares
4,550,002 Class A Ordinary Shares Issuable upon Exercise of the Warrants

AMENDMENT NO.1 TO PROSPECTUS SUPPLEMENT

May 7, 2026